UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 5, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), issued a press release announcing receipt of a deficiency notice from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it no longer meets the Nasdaq’s continued listing requirement to maintain a minimum stockholders’ equity criteria, as set forth in Nasdaq Listing Rule 5550(b)(1). A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (No. 333-267101), of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated January 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: January 5, 2024

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